NEWS RELEASE

PARAMOUNT ENERGY TRUST ADVISES OF ERCB INTERIM GAS OVER BITUMEN SHUT-IN ORDER AT LEGEND

Calgary, Alberta – October 16, 2009 (TMX – PMT.UN) – Paramount Energy Trust (“PET” or the “Trust”) advises that the Energy Resources Conservation Board (“ERCB”) issued Decision 2009-061 in response to applications by Sunshine Oilsands Ltd. and Total E&P Canada Ltd. for the shut-in of gas in the Liege Field within the Athabasca Oil Sands Area. Having considered the evidence submitted to an interim hearing, the Energy Resources Conservation Board concluded that production of gas from 228 intervals in 158 wells may present a significant risk to future bitumen recovery, pending the outcome of the full hearing of the applications. The Board also decided to shut in gas on an interim basis from 51 additional intervals in the Liege Wabiskaw A Pool, 15 additional intervals in the Liege Leduc A Pool, two additional intervals in the Liege Wabiskaw O Pool, and one additional interval in the Liege Wabiskaw M Pool.

The ERCB will order the interim shut-in of gas production effective October 31, 2009. Production from these intervals shall remain shut in pending the ERCB’s final decision regarding Applications No. 1613543 and 1616123 (the “Applications”). Because this was an interim proceeding, the ERCB did not have the benefit of the entirety of the evidence and argument that will ultimately be made available, nor was the ERCB in a position to assess the merits based on the totality of evidence. Accordingly, the ERCB advised that the interim decision should not be considered as conclusive or permanent with regard to the issues to be addressed at the full hearing. A hearing on this matter is expected to be held in the first quarter of 2010.

PET has 70 wells that are specifically named for interim shut-in.  Production in respect of these wells in August 2009 was approximately 8.6 MMcf/d. An additional 18 wells with production in August 2009 of approximately 1.9 MMcf/d may be further impacted as a result of the shut-in of facilities in the area.

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the ERCB as a result of certain bitumen conservation decisions.  PET expects that the royalty reductions provided in the Royalty Regulation will apply to any gas production shut in pursuant to this ERCB decision. At the current forward market for natural gas prices, and assuming the royalty reductions are applicable and that the same wells are ordered shut in, PET believes that the potential shut in as a result of a final disposition of the Applications will not have a material impact on the future funds flow of the Trust.

Forward-Looking Information

Certain information regarding PET in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding impact from the shut-in of facilities, the applicability of royalty reductions, and impact on future funds flow.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

PET is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Trust

Susan L. Riddell Rose

President and Chief Executive Officer

Paramount Energy Trust

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Paramount Energy Trust

Sue M. Showers

Investor Relations and Communications Advisor

Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW Calgary, Alberta T2P 3H5

403 269-4400

403 269-4444 (FAX)

Email: info@paramountenergy.com

Website: www.paramountenergy.com